Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-214355

Prospectus Supplement No. 2
to Prospectus dated November 21, 2016

CENTENNIAL RESOURCE DEVELOPMENT, INC.

16,666,643 Shares of Class A Common Stock Issuable upon Exercise of Outstanding Public Warrants 121,005,000 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated November 21, 2016 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-214355). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on November 28, 2016, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Class A Common Stock and Public Warrants are quoted on The NASDAQ Capital Market under the symbols “CDEV” and “CDEVW,” respectively. On November 25, 2016, the closing prices of our Class A Common Stock and Public Warrants were $15.31 and $4.99, respectively.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 28, 2016

Centennial Resource Development, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37697	47- 5381253
(State or other jurisdiction	(Commission	(IRS. Employer
of incorporation)	File Number)	Identification No.)

1401 Seventeenth Street, Suite 1000
Denver, Colorado 80202
(Address of principal executive offices, including zip code)

(720) 441-5515
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On November 28, 2016, Centennial Resource Development, Inc. (together with its affiliates, “Centennial”) issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K, announcing that, subject to the satisfaction of certain conditions, Centennial has agreed to acquire 100% of the leasehold interests and related upstream assets in Reeves County from Silverback Exploration, LLC and Silverback Operating, LLC (collectively, “Silverback”).  On November 21, 2016, an affiliate of Riverstone Holdings LLC (“Riverstone”) entered into a purchase agreement with Silverback to acquire 100% of its leasehold interests and related upstream assets in Reeves County for an aggregate purchase price of $855 million in cash, subject to certain adjustments.  On November 27, 2016, Riverstone, Centennial and certain of their affiliates entered into an agreement to assign, under which Riverstone has agreed to assign, and Centennial has agreed to assume, Riverstone’s right to purchase such Silverback assets, subject to the satisfaction of certain conditions.  Certain third parties have the right, exercisable within 30 days of receipt of a notice of the acquisition, to acquire up to 80% of approximately 10,000 net acres within the approximately 35,000 net acres being acquired at the purchase price paid by Centennial.

In connection with the acquisition, Riverstone and affiliated funds have committed to invest up to $500 million in a combination of Centennial common and convertible preferred shares at the common equivalent of $14.54 per share, subject to adjustment. The preferred shares will be convertible into common shares upon the approval of Centennial’s stockholders of such conversion at a special meeting.  Holders of the preferred shares will not be entitled to a preferred dividend, but will be entitled to participate in dividends payable on the common stock.  The preferred shares will also have a liquidation preference of $0.0001 per share and holders will be entitled to participate with common stockholders in distributions upon liquidation.  Receipt of the funds necessary to effect the acquisition pursuant to financing arrangements satisfactory to Centennial is a condition to its obligation to effect the assignment.

On November 28, 2016, Centennial will provide information regarding the proposed transaction in an investor presentation.  A copy of the investor presentation is furnished as Exhibit 99.2 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release dated November 28, 2016.

99.2	Investor Presentation dated November 2016.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL RESOURCE DEVELOPMENT, INC.

Date: November 28, 2016

	By:	/s/ George S. Glyphis

	Name:	George S. Glyphis
	Title:	Chief Financial Officer, Treasurer and Assistant
Secretary

3

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

99.1	Press Release dated November 28, 2016.

99.2	Investor Presentation dated November 2016.

4

Exhibit 99.1

FOR IMMEDIATE RELEASE

Centennial Resource Development to Acquire the Upstream Assets of Silverback Exploration in Reeves County for $855 million

DENVER, CO, November 28, 2016 (GLOBE NEWSWIRE) — Centennial Resource Development, Inc. together with its affiliates (“CDEV”, “Centennial” or the “Company”) (NASDAQ: CDEV, CDEVW), today announced that it has agreed to acquire 100% of the leasehold interests and related upstream assets in Reeves County from Silverback Exploration, LLC (“Silverback”). On November 21, 2016, an affiliate of Riverstone Holdings LLC (“Riverstone”) entered into a purchase agreement with Silverback to acquire 100% of its leasehold interests and related upstream assets in Reeves County for an aggregate purchase price of $855 million in cash, subject to certain adjustments. On November 27, 2016, Riverstone and Centennial entered into an agreement to assign, under which the Riverstone affiliate has agreed to assign, and Centennial has agreed to assume, Riverstone’s right to purchase such Silverback assets, subject to the satisfaction of certain conditions. The acquisition is expected to close on December 30, 2016.

Acquisition Highlights

•                  ~35,000 net acres directly offsetting existing Centennial acreage in Reeves County (95% operated, ~88% average working interest)

•                  Approximately 3,500 Boe/d of current net production

•                  At least 600 horizontal drilling locations assuming 880’ spacing prospective for the Upper Wolfcamp A (~210 locations), Lower Wolfcamp A (~180 locations) and Wolfcamp B (~220 locations)

•                  Estimated undeveloped resource potential of over 600 MMBoe from the Wolfcamp A and Wolfcamp B formations with additional upside potential from the Wolfcamp C, Avalon and Bone Spring formations

•                  Contiguous position supports extended lateral development (acquisition increases operated extended lateral locations by 136%)

Mark Papa, Chief Executive Officer of Centennial commented, “We are very excited to announce our agreement to acquire the Silverback assets. While we did not expect to make such a significant acquisition so quickly, we could not pass up the opportunity to accretively add core acreage offsetting our existing Centennial assets at such a compelling price. Pro forma for the transaction, Centennial will be one of the largest operators in the Delaware Basin, with over 77,000 contiguous net acres. This transaction increases our horizontal drilling inventory by 44% and more than doubles our inventory of extended length laterals, which we believe provides the most capital efficient development. Furthermore, this transaction allows us to increase our 2020 oil production goal from 30,000 Bo/d to 50,000 Bo/d, all the while maintaining one of the lowest debt levels in the industry. Finally, we appreciate the continued support of our institutional shareholders, including Riverstone, and look forward to developing this high-quality asset base.”

Certain third parties have the right, exercisable within 30 days of receipt of a notice of Centennial’s acquisition, to acquire up to ~80% of ~10,000 net acres within the ~35,000 net acres at the purchase price paid by Centennial.

Transaction Financing

In connection with the acquisition, Riverstone and affiliated funds have committed to invest up to $500 million in a combination of CDEV common and convertible preferred shares at the common equivalent of

$14.54 per share, subject to adjustment. The preferred shares will be convertible into common shares upon the approval of the Company’s stockholders of such conversion at a special meeting. Holders of the preferred shares will not be entitled to a preferred dividend, but will be entitled to participate in dividends payable on the common stock. The preferred shares will also have a liquidation preference of $0.0001 per share and holders will be entitled to participate with common stockholders in distributions upon liquidation. The Company intends to finance the remainder of the purchase price through equity and/or debt financings. Receipt of the funds necessary to effect the acquisition pursuant to financing arrangements satisfactory to CDEV is a condition to its obligation to effect the assignment.

Advisors

Weil, Gotshal & Manges LLP acted as legal counsel to Centennial. Latham & Watkins LLP acted as legal counsel to Riverstone. Tudor, Pickering, Holt & Co. acted as financial advisor to Silverback in connection with the transaction. Kelly Hart & Hallman LLP acted as legal advisor to Silverback.

Conference Call

CDEV will make available a pre-recorded conference call for investors on November 28, 2016 to discuss the acquisition of Silverback. The call will be made available starting at 6:00 a.m. Eastern time. Hosting the call will be Mark Papa, Chief Executive Officer, and George Glyphis, Chief Financial Officer.

Anyone wishing to listen to the recording may do so by calling (855) 859-2056. For participants outside of the U.S., the dial-in number is (404) 537-3406. The conference ID number is 25572062. The recording will be available until December 9, 2016.

About Centennial Resource Development, Inc.

Centennial Resource Development, Inc., is an independent oil and natural gas company focused on the development and acquisition of unconventional oil and associated liquids-rich natural gas reserves in the Permian Basin. The Company’s assets and operations, which are held and conducted through Centennial Resource Production, LLC, are concentrated in the Delaware Basin, a sub-basin of the Permian Basin. For additional information about the Company, please visit www.cdevinc.com.

About Silverback Exploration, LLC

Silverback Exploration, LLC is a San Antonio-based, independent oil and gas company focused on the pursuit of leasing and drilling opportunities in domestic resource plays, both conventional and unconventional. Silverback was formed in November 2013 with an equity commitment from EnCap Investments, L.P.

About Riverstone Holdings LLC

Riverstone Holdings LLC is an energy and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with over $34 billion of capital raised.  Riverstone conducts buyout and growth capital investments in the exploration & production, midstream, oilfield services, power, and renewable sectors of the energy industry.  With offices in New York, London, Houston, and Mexico City, Riverstone has committed over $33 billion to more than 120 investments in North America, Latin America, Europe, Africa, and Asia.

2

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the federal securities laws.  Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence  of these words does not mean that a statement is not forward-looking.  Forward-looking statements may include, for example, statements about the benefits of the transaction described in this communication; the future financial performance of Centennial following the transaction; changes in Centennial’s reserves and future operating results; and expansion plans and opportunities.  These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties.  Accordingly, forward-looking statements should not be relied upon as representing Centennial’s views as of any subsequent date, and Centennial does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.  You should not place undue reliance on these forward-looking statements.  As a result of a number of known and unknown risks and uncertainties, Centennial’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements.  Some factors that could cause actual results to differ include Centennial’s ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition and the ability of Centennial to grow and manage growth profitably following the transaction; changes in applicable laws or regulations; the possibility that Centennial may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in Centennial’s public filings with the Securities and Exchange Commission.

Contact:

George Glyphis

Chief Financial Officer

(720) 441-5515

SOURCE Centennial Resource Development, Inc.

3

Exhibit 99.2

Core Oil Southern Delaware Basin Silverback Exploration Acquisition Overview November 2016

Important Information 2 Forward-Looking Statements The information in this presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact included in this presentation, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this presentation, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in our filings with the Securities and Exchange Commission (the “SEC”). Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this paragraph, to reflect events or circumstances after the date of this presentation. Cautionary Statement Regarding Oil and Gas Quantities The SEC permits oil and gas companies to disclose in their filings with the SEC only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. In this presentation, Centennial includes estimates of quantities of oil and gas using certain terms, such as “resource potential” and “EUR”, which terms include quantities of oil and gas that may not meet the SEC definitions of proved, probable and possible reserves, and which the SEC guidelines strictly prohibit Centennial from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by Centennial.

Silverback acquisition overview

Transformative acquisition of core, bolt-on Reeves County acreage

- An affiliate of Riverstone has agreed to acquire the E&P assets of Silverback Exploration ("Silverback" or "SBE") for a total cash purchase price of $855 million, subject to customary adjustments. Riverstone has the right to assign its obligation to purchase the Silverback assets to Centennial, and, in such event, Centennial would acquire such assets at the same purchase price
  - Contiguous Reeves County acreage position with ~35,000 net acres (~44,000 gross acres) directly offsetting existing Centennial acreage
  - Acreage is 95% operated, with 88% working interest on operated acreage
  - Q3 2016 production of ~3.5 MBoe/d
  - At least 600 horizontal drilling locations assuming 880' spacing prospective for the Upper Wolfcamp A (~210 locations), Lower Wolfcamp A (~180 locations) and Wolfcamp B (~220 locations)
  - Estimated total net undeveloped resource potential of over 600 MMBoe from the Wolfcamp A and Wolfcamp B formations with additional upside potential from the Wolfcamp C and Avalon / Bone Spring formations
  - ~10,000 net acres are located within the boundaries of an area of mutual interest ("AMI"), in which third parties have the right, exercisable within 30 days of receipt of a notice of the acquisition, to acquire up to an ~80% interest in the acreage acquired within the AMI at Centennial's original purchase price
- In connection with the acquisition, Riverstone and affiliated funds have committed to invest up to $500 million in a combination of CDEV common and convertible preferred shares at the common equivalent of $14.54 per share[1]
- Expected close on December 30, 2016


Centennial (42,309 net acres)
Silverback (35,195 net acres)
Pro forma Centennial:
77,504 net acres
WARD COUNTY
REEVES COUNTY
New Mexico
Texas
DELAWARE BASIN
Reeves

(1) Price is subject to adjustment. The preferred shares will be convertible into common shares upon the approval of the Company's stockholders of such conversion at a special meeting. Holders of the preferred shares will not be entitled to a preferred dividend, but will be entitled to participate in dividends payable on the common stock. The preferred shares will also have a liquidation preference of $0.0001 per share and holders will be entitled to participate with common stockholders in distributions upon liquidation.

CENTENNIAL 3

Key transaction highlights 4 Highly contiguous, operated bolt-on acreage position Significant inventory of operated extended laterals and sizeable resource potential Accretive to NAV, production and cash flow Accretive to growth while maintaining balance sheet strength Attractive well economics in line with existing Centennial inventory Significantly enhances and accelerates the Centennial 2020 Game Plan

Centennial executes on strategic, opportunistic transaction

Great fit, strengthens the Centennial position

- Silverback acquisition is consistent with strategy to add Delaware Basin acreage of similar quality to existing CDEV position
- Opportunities to add highly accretive "offset" acreage in the Delaware Basin are rare
- Silverback acreage is scalable for CDEV:
  - Nearly doubles operated locations / inventory
  - Enhances CDEV operational control / efficiency
  - Increases CDEV ability to execute an extended lateral drilling plan across combined acreage, generating similar IRRs and delivering production growth
- Significant "upside" potential expected from down spacing, new pay horizons, enhanced completions

Precedent Delaware Basin Transactions[1,2] (Transaction Value / '000 Acres)


$7.7
$20.8
$20.9
$21.8
$25.4
$26.1
$34.9
$40.6
$45.7
A
CDEV / SBE
B
C
D
E
F
G
H

Southern Delaware Basin Net Acreage


SBE Acreage
19,000
40,000
41,000
42,485
77,504
100,000
125,000
FANG
NBL
RSPP 3
PE
CDEV PF SBE
OXY
CXO

Source: Company investor presentations and public filings.
(1) Based on transactions of at least $100mm in 2H 2016; CXO / Undisclosed, OXY / J. Cleo, RSPP / Silver Hill, Resolute / FireWheel, EOG / Yates, PDC / Kimmeridge, Silver Run / Centennial, FANG / Luxe.
(2) Permian Transaction Comps Transaction Value adjusted for production valued @ $35,000/Boe/d; Based on acquired Delaware acreage only.
(3) Represents RSPP's recently acquired Loving / Winkler County acreage

CENTENNIAL 5

Delivering on investor returns

Acquisition consistent with Centennial 2020 Game Plan

Objective: Best equity performance of any U.S. Small Cap E&P through 2020

Game Plan:

2016

- ✓ ***Selectively pursue transformative acquisition in Permian***
- ✓ ***Maintain one of the lowest net debt positions of all domestic E&P companies***
- ✓ ***Maintain clear, easy to understand financials***

2017

- Grow net oil production from ~6,100[1] to 50,000 Bo/d by 2020
- Become small cap technical leader in G&G and well completion technology
- Achieve above average competence in drilling technology and execution
- Evaluate Bone Spring Shale prospectivity across acreage
- Target $100 million per year spend for acreage acquisitions

2018

- Achieve lowest G&A unit costs among peers
- Achieve lowest LOE unit costs among peers

2020

- Achieve 50,000 Bo/d (vs. 30,000 Bo/d in previous Game Plan)

(1) 3Q 2016 Average Oil Production (Centennial standalone)

CENTENNIAL 6

Significant enhancement to 2020 Game Plan 7 Highly contiguous operated acreage position Contiguous Reeves County position with ~35,000 net acres (~44,000 gross acres) Acreage is 95% operated, with 88% working interest on operated acreage Silverback acreage directly offsets a significant portion of existing Centennial acreage resulting in opportunity for additional extended lateral locations and the ability for Centennial to apply real-time technical enhancements to acquired inventory Creates one of the largest operators in the Delaware Basin, with ~135,000 contiguous gross acres Significant inventory of operated extended laterals and sizeable resource potential Accretive to growth while maintaining balance sheet strength Accretive to inventory with at least 600 horizontal drilling locations prospective for the Upper Wolfcamp A, Lower Wolfcamp A and Wolfcamp B ~90% of acquired inventory will be comprised of Centennial operated drilling locations and ~70% operated extended lateral locations representing an 83% and 136% increase to existing Centennial inventory, respectively Additional operated locations add to total pro forma inventory life Strong well results support type curve returns that are competitive with the existing Centennial position Estimated total net undeveloped resource potential of over 600 MMBoe from the Wolfcamp A and Wolfcamp B formations with additional upside potential from Wolfcamp C and Avalon / Bone Spring formations P P P Accretive to projected cash flow and production growth rates and to NAV and cash flow on a per share basis Transaction structured to maintain Centennial’s strong balance sheet and liquidity position

Silverback acquisition adds extensive inventory of economic locations across a larger pro forma operated footprint

Material increase in inventory life, operated extended lateral locations and resource potential

Total locations[1]


1,388
+44%
1,999
Standalone
Pro forma

Operated locations[1]


673
+83%
1,233
Standalone
Pro forma

Operated extended lateral locations[1]


317
+136%
748
Standalone
Pro forma

Significant increase to total acreage footprint and current production

Total net acreage


42,309
+83%
77,504
Standalone
Pro forma

Total net acreage - % operated


80%
87%
Standalone
Pro forma

Q3 2016 production (MBoe/d)


8.9
+40%
12.4
Standalone
Pro forma

(1) Represents gross horizontal drilling locations

CENTENNIAL 8

Wolfcamp A oil results comparable to CDEV acreage Wolfcamp A Production normalized to 4,500ft and unadjusted for downtime Average NSAI PUD type curve based on reserve estimates of NSAI as of 12/31/15 Includes Wolfcamp A well results for SBE and offset operators Includes all Wolfcamp A wells completed in CDEV’s Arroyo Area since January 2015 9 Centennial Acreage Silverback Acreage SBE Area WC A3 CDEV Arroyo Area WC A4 3 SBE Area WC A vs CDEV Arroyo Area WC A1 SBE Area WC A vs CDEV NSAI PUD1,2 4 3 0 20 40 60 80 100 120 140 0 30 60 90 120 150 180 210 240 270 300 330 360 Cumulative Oil Production (MBo) Days on Production Avg CDEV Arroyo Area WC A (8 Wells) Avg SBE Area WC A (13 Wells) 0 20 40 60 80 100 120 140 0 30 60 90 120 150 180 210 240 270 300 330 360 Cumulative Oil Production (MBo) Days on Production CDEV NSAI Avg PUD (Oil EUR: 457 MBo) CDEV NSAI Avg PUD + 20% (Oil EUR: 548 MBo) Avg SBE Area WC A (13 Wells)

Single well returns analogous to existing inventory

Higher GOR drives equivalent oil production with higher returns and EURs

- ~75% of Silverback's acreage has a higher Gas-to-Oil ratio than CDEV's existing acreage
- The remaining ~25% of the acreage has a Gas-to-Oil ratio approximately equivalent to CDEV's existing acreage
- Well results indicate that the higher GOR area has a similar level of oil production, but a materially larger gas component that drives total EUR and single well returns
- EagleClaw gas gathering and processing system built to suit Silverback and CDEV's acreage and has substantial capacity to handle production ramp

Illustrative single well economics (IRR %)[2,3]

All type curves run using a flat $55/Bbl flat WTI and $3.00 flat HHub pricing

Assumes 4,500' lateral length and current D&C cost of $5.5 million



CDEV standalone inventory
High GOR acquired inventory
(64% of acquired inventory)
68%
47%
30%
82%
53%

	CDEV standalone inventory			High GOR acquired inventory (64% of acquired inventory)	
	NSAI + 40%	NSAI + 20%	NSAI	NSAI + 20%	NSAI
Oil EUR (MBo)	**640**	**548**	**457**	**548**	**457**
EUR (MBoe)	904	775	646	1,530	1,275
PV-10 ($ mm)	$6.3	$4.5	$2.7	$7.3	$5.1

Wolfcamp A GOR Map[1]



Winkler
Loving
Ward
Reeves
Higher GOR
Lower GOR
Silverback Acreage
EagleClaw System
Processing Plants
6 Mo. GOR
> 15,000
14,000 – 15,500
12,500 – 14,000
10,500 – 12,500
9,500 – 10,500
8,500 – 9,500
7,500 – 8,500
7,000 – 7,500
6,000 – 7,000
5,000 – 6,000
4,500 – 5,000
3,500 – 4,500
2,500 – 3,500
1,500 – 2,500
<1,500

(1) Source: HPDI, IHS
(2) All type curves run using a flat $55/Bbl flat WTI and $3.00 flat HHub pricing; Assumes 4,500' lateral length and current D&C cost of $5.5 million; single well statistics estimated utilizing managements current commercial assumptions; actual economics may vary significantly
(3) Average NSAI PUD type curve based on reserve estimates of NSAI as of 12/31/15

CENTENNIAL 10

Centennial pro forma horizontal development plan Initiate development on acquired acreage and continue shift to extended laterals 11 Q4 2016 2017 2018 Near-term development planned across the entirety of the pro forma core acreage footprint Increase focus on extended lateral locations Wolfcamp A will remain primary target and Wolfcamp B&C and 3rd Bone Spring Sand are secondary targets Conservative planned pro forma rig ramp Q4 2016: 3 rigs running for entirety of quarter 2017: 5 rigs running for 1H 2017, Rig 6 added in 2H 2017 2018: 8 rigs running for 1H 2018, Rig 9 added in 2H 2018 2019+: Continue measured rig ramp and meaningful production growth Standalone Pro forma Pro forma development plan

Mark Papa Chief Executive Officer Formerly Chief Executive Officer of EOG Resources Formerly Partner of Riverstone; Current Advisor to Riverstone Sean Smith Chief Operating Officer George Glyphis Davis O’Connor Jamie Wheat Matt Garrison 12 The Centennial Team Name Position Background Sean Marshall Oscar Peters Terry Sherban Chief Financial Officer General Counsel Chief Accounting Officer VP of Geosciences VP of Land VP of Operations VP of Reservoir Engineering Legacy VP of Geosciences, Centennial Formerly General Manager, High Plains Division at QEP Legacy Chief Financial Officer, Centennial Formerly Managing Director at J.P. Morgan Investment Banking Legacy General Counsel, Centennial Formerly General Counsel at Berry Petroleum Legacy Chief Accounting Officer, Centennial Formerly Chief Accounting Officer at Berry Petroleum Formerly Division Exploration Manager for the Permian at EOG Resources Formerly Director of Land Negotiation at Encana Formerly Drilling and Completions Manager at Resolute Energy Formerly Area Production and Drilling Manager at EOG Resources Legacy VP of Reservoir Engineering, Centennial Formerly VP of Acquisitions at Venoco